SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 11th, 2015

DATE, TIME AND PLACE: June 11th, 2015, at 10:00am, at the headquarters of TIM Participações S.A. (“Company”), in the city and state of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva and Rodrigo Modesto de Abreu, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Messrs. Mario Di Mauro, Oscar Cicchetti and Piergiorgio Peluso.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge the activities carried out by the Control and Risks Committee; (2) To acknowledge the activities carried out by the Statutory Audit Committee; (3) Report on the activities carried out by the Compensation Committee; (4) To resolve on the proposal of the Managements by Objectives (“MBO”) of the Company for the year of 2015; (5) Agenda of Investors Relations Officer.; (6) Agenda of technology; (7) To resolve on the supply of goods and services agreements to be entered between TIM Celular S.A. and Italtel Brasil Ltda.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) Acknowledged the activities carried out by the Control and Risks Committee at its meeting held on June 10th, 2015, in accordance with the report presented by Mr. Franco Bertone, Chairman of the Control and Risks Committee;

(2) Acknowledged the activities carried out by the Statutory Audit Committee at its meetings held on May 28th and June 10th 2015, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee;

(3) Acknowledged the activities carried out by the Compensation Committee at its meeting held on June 3rd, 2015, in accordance with the report presented by Mr. Manoel Horacio da Silva, Chairman of the Compensation Committee;

(4) Approved the proposal of the Company's MBO for the year of 2015, presented by the Director of People Value, Mr. Flavio Morelli, based on the favorable assessment of the CR, and as the material presented and filed at the Company's headquarters;

(5) The Investor Relations Officer, Mr. Rogerio Tostes, presented the main activities developed by the Investor Relations Area, with emphasis on the telecommunications market, the capital market and the market main topics related to the Company

(6) The Chief Technology Officer, Mr. Leonardo de Carvalho Capdeville, presented the technological development prospects of the telecommunication sector, projects and initiatives developed by the area to meet the Company's operating needs and the main challenges for the coming years.

(7) Acknowledge and approved the execution of contracts for the provision of equipment and services to be entered into between TIM Celular S.A. ("TCEL") and Italtel Brasil Ltda. ("ITALTEL"), for the projects related to: (i) IP Core - Router & Switching 1st Complement, Cashing & DPI, L3AGG (services of router virtualization) and IP - Core Service Complement, in the amount of eight millions, four hundred seventh four thousand and one hundred seventh eight Reais and ninety-five cents (R$8.474.178,95); (ii) IP Core – Router & Switching 1st Complement, Professional Services e IP Core - Router & Switching 2st Complement, in amount of five millions, four hundred thirty-seven thousand and two hundred seventy-three Reais and eighty-two cents (R$5.437.273,82). The agreements were favorably assessed by the CAE, at its meeting held on June 10th, 2015, in the specific reference to the respective market conditions.

CLARIFICATIONS AND CLOSING: Initially, it is registered that Mrs. Francesca Petralia attended the meeting only during the discussions related to items (1) to (6) of the Agenda. With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 11th, 2015.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 11, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.